FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	2005 Annual General Shareholders' Meeting of Telefonica Moviles- Resolutions passed	6

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, Telefonica, S.A. hereby informs that the General Ordinary Shareholders' Meeting of its subsidiary Telefonica Moviles was held on first call on May 6th with the assistance either personally or through representation of shareholders owner of 4,028,364,183 shares representing 93.022% of the share capital.

The mentioned General Meeting approved all the resolutions that the Board of Directors submitted to its consideration and approval. The approved resolutions are attached herein.

Madrid, May 9th, 2005

GENERAL ORDINARY SHAREHOLDERS MEETING

TELEFONICA MOVILES, S.A.

Resolutions Passed

I) Review and approval, if pertinent, of the Financial Statements and of the Management Report of both "Telefonica Moviles, S.A." and its Consolidated Group of Companies as well as of the Proposal for Allocation of the Results of "Telefonica Moviles, S.A." and of the management of its Board of Directors, all pertaining to Fiscal Year 2004.

  Approve the Financial Statements (Balance Sheet, Profit - and - Loss Statement and Notes to the Financial Statement) and the Management Reports of "Telefonica Moviles, S.A." and of its Consolidated Group of Companies, pertaining to Fiscal Year 2004 (closed on December 31 of said year) drafted by the Board of Directors in its meeting held on February 22nd, 2005, as well as of the corporate management carried out by the Board of Directors of "Telefonica Moviles, S.A." during said Fiscal Year.

  In the Individual Financial Statements, the Balance Sheet at December 31st, 2004 shows assets and liabilities for an amount of 15,905,217 thousand euros each of them and the Profit and Loss Statements at the end of the Fiscal year reflects a benefit of 854,379 thousand euros

  In the Consolidated Financial Statements, the Balance Sheet at 31st, December 2004, shows assets and liabilities for an amount of 23,570,914 thousand euros each of them and Profit and Loss Statements at the end of the year reflects a benefit of 1,633,910 thousand euros

  Approve the following Proposal for Allocations of Results pertaining to Fiscal year 2004.

  To allot the profits earned by Telefonica Moviles, S.A. during fiscal year 2004, amounting to 854,378,556.54 euros to:

    835,796,322.93 euros, as a maximum, to payment of a dividend (amount to be distributed corresponding to a fix dividend of 0.193 euros/ share for each of all the 4,330,550,896 shares in which the share capital of the Company is divided)

      The remaining profits, (18,582,233.61 euros as a minimum) to a Voluntary Reserve.

  II) Shareholder's remuneration: dividend payment against profits for the Fiscal year 2004.

  Approve the payment of a cash dividend, with a charge to profits for the Fiscal year 2004, for a fix amount of 0.193 euros gross, to each of the Company's current issued and outstanding shares, with a right to collect said dividend.

  Payment will be made on June 15th, 2005, through the entities participating in the securities and clearing institution "Iberclear".

  Over the gross amounts to be paid, the retentions requested by application legislation will be applied.

  III) Reelection, confirmation and appointment, if necessary, of Directors.

  Approve the reelection as members of the Board of Directors of Telefonica Moviles S.A., of Mr. Javier Echenique Landiribar and Mr. Jose Maria Alvarez - Pallete Lopez for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

  IV) Appointment of the Company's Auditor and of its Consolidated Group of Corporations, pursuant to article 42 of Commercial Code and article 204 of the Spanish Company Law

  Appoint the firm "Ernst & Young, S.L.," for an initial period of three years, as Accounts Auditor for the verification of the Financial Statements and Management Reports of "Telefonica Moviles, S.A." and of its Consolidated Group of Corporations, pertaining to Fiscal Years 2005, 2006 and 2007.

  V) Authorization for the acquisition of its own shares, directly or through a Company in the Group.

  A) Authorize, pursuant to Articles 75 and following of current Corporations Act, the acquisition, at any time and as many times and deemed advisable, by Telefonica Moviles, S.A.- either directly, or through any of the affiliated corporations of which it is the controlling corporation of its own shares, through purchase - sale agreements or under any other legal onerous form.

  The minimum price or consideration for acquisition shall be equivalent to the par value of its own shares that are being acquired, and the maximum price or consideration shall be equivalent to the quoted value of the own shares acquired on an official secondary market at the time of acquisition

  Said authorization shall be granted for a period of 18 months reckoned as of the date that the present Meeting is held, and it is expressly subject to the restriction that the par value of the own shares acquired in the exercise of this authorization, together with the par value of those already possessed by "Telefonica Moviles, S.A." and any of the affiliated corporations controlled by it, may not at any time exceed 5% of its capital stock at the time of acquisition. Furthermore, the restrictions stipulated for share buybacks by the regulatory authorities of the markets where "Telefonica Moviles, S.A." shares are traded must be observed.

  It is expressly stated for the record that the authorization granted to acquire own shares may be used in full or in part for the acquisition of shares of "Telefonica Moviles, S.A.", which the latter must deliver or transfer to directors or to employees of the company or of corporations within the Group, directly or as a result of the exercise of stock options by the latter, all within the framework of compensation systems benchmarked to the quoted value of the Company's shares as approved in due form.

  B) Empower the Board of Directors in the widest terms to exercise the authorization that is the subject of this resolution and to carry out the rest of the provisions contained herein, with said powers being delegable by the Board of Directors upon the Delegated Committee, the Executive Chairman of the Board of Directors or on any other person that the Board of Directors expressly empowers for this purpose.

    Void, to the extent that it has not been executed, the resolution adopted in this regard by the Ordinary General Shareholders Meeting of the corporation held on April 16st, 2004, regarding Item IV of the Agenda thereof.

  VI) Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

  To severally and jointly empower the Executive Chairman of the Board of Directors, the Secretary -Director of the Board of Directors, and the Vice - secretary non Director of the Board of Directors, in order for any of them to formalize and execute the preceding resolutions, being able for said purpose to execute the public or private instruments that may be necessary or convenient (including those for interpretation, clarification, rectification of errors or curing of defects) for their most exact compliance and for the recording thereof, insofar as mandatory, in the Mercantile Registry or in any other Public Registry.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	May10th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors